WINGSTOP INC. 15505 Wright Brothers Dr. Addison, TX 75001 WINGSTOP.COM | @WINGSTOP

June 14, 2023

VIA EDGAR

Ms. Suying Li and Mr. Rufus Decker
Office of Trade & Services
100 F. Street, N.E.
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Wingstop Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed February 22, 2023
Form 8-K as of May 2, 2023 Filed May 3, 2023 File No. 001-37425

Dear Ms. Li:

On behalf of Wingstop Inc. (the “Company”), I am writing to respond to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated June 2, 2023 (the “Comment Letter”) with respect to the Company’s above-referenced filings.

For the convenience of the Staff’s review, we have set forth the comment contained in the Staff’s Comment Letter above the Company’s corresponding response.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Key Performance Indicators, page 31

Item 2.02 Form 8-K dated May 3, 2023

1.
You include a non-GAAP adjustment for consulting fees, which represents costs and expenses related to consulting projects to support your strategic initiatives in fiscal years 2021 and 2022, and the quarterly period ended April 1, 2023. Please tell us the nature of the strategic initiatives and your consideration of Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations in determining the appropriateness of this adjustment. This comment also applies to your Item 2.02 Form 8-K dated May 3, 2023.

Response:

The Company acknowledges the Staff’s comment and advises that it has considered the guidance set forth in Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. The Company believes the consulting fees discussed below relating to two significant strategic initiatives are not normal, recurring, cash operating expenses necessary to operate the Company’s business, and therefore are appropriate items for adjustment as part of the Company’s presentation of Adjusted EBITDA. The Company further believes adjusting for these items as part of its presentation of Adjusted EBITDA provides a more complete understanding of ongoing operations, enhances comparability of current results to prior periods, is useful for investors to analyze the Company’s financial performance and eliminates the impact of certain items that may obscure trends in the underlying performance of its business. We are providing below a summary of the nature of the adjustments identified in the Comment Letter and the reasons management believes that the consulting fees are not normal, recurring cash operating expenses necessary for the Company to operate its ongoing business.

Our adjustment for consulting fees for strategic initiatives in fiscal years 2021 and 2022 and the first quarter of 2023 comprises fees incurred from two external consulting firms to provide specialized expertise for two distinct projects, one related to developing a long-term supply chain strategy and the other to our long-term growth strategy. The first project began in fiscal 2021 and continued into 2022. The purpose of the project was to evaluate potential strategies to take greater control over our supply chain and identify relevant market opportunities for the long-term. The purpose of the second project, which began in the fourth quarter of fiscal 2022 and is anticipated to be completed in fiscal 2023, is to conduct a market analysis to better understand the industry landscape and consumer demand and to assess opportunities for the Company’s long-term domestic growth strategy. The expenses incurred in connection with these initiatives were significant and outside of day-to-day business; and the projects, by their nature, are not expected to be necessary again in the foreseeable future.

The Company notes that consulting fees and other expenses related to projects that are determined to be normal, recurring, cash operating expenses necessary to operate our business are not excluded when calculating Adjusted EBITDA. For example, other consulting fees incurred in 2021 through the first quarter of 2023 related to international operations and development, ongoing IT services, human resource and compensation consulting, and customer relationship management, were not excluded from Adjusted EBITDA.

For the reasons above, the Company respectfully submits that presenting the consulting fees for the strategic initiatives discussed above on a non-GAAP basis is important to investors and helps them measure our core operating performance and period-over-period performance, as well as our business on an ongoing basis. The consulting fees for which the adjustments were made relate to engaging external consultants with specialized expertise for two distinct strategic initiatives which, by their nature, are not expected to be necessary again in the foreseeable future. The Company does not view these consulting fees as normal, recurring, cash operating expenses necessary to operate the business and, therefore believes that the adjustments with respect to consulting fees for the strategic initiatives described herein are not misleading or inconsistent with the guidance in Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Finance Measures.

If you have any questions regarding the foregoing response to your Comment Letter, please contact the undersigned at (972) 686-6500.

Very truly yours,

/s/ Alex R. Kaleida
Alex R. Kaleida
Chief Financial Officer
Wingstop Inc.